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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No )*


                                PriceSmart, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   741511109
             -------------------------------------------------------
                                 (CUSIP Number)


    Daniel L. Brockman 4649 Morena Blvd. San Diego, CA 92117 (619) 581-4530
- --------------------------------------------------------------------------------
              (Name, Address and Telephone of Person Authorized to
                       Receive Notice and Communications)


                                August 29, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 6 pages)
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                                                                     Page 2 of 6

                                  SCHEDULE 13D

CUSIP No. 741511109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S. Citizen


                    7    SOLE VOTING POWER
     NUMBER OF           See Attached
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER
                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,116,601

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2,116,601
     ----------- = 36.0%
      5,884,169

14   TYPE OF REPORTING PERSON*
     IN



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                                                                     Page 3 of 6

                                  SCHEDULE 13D

Number of Shares Beneficially Owned by Each Reporting Person With


7) Sole Voting Power

  382,352 By Sol Price as Trustee of Sol & Helen Price Trust
  152,622 By Sol Price as Trustee of Price Charitable Remainder Trust 911,190 By Sol Price as Trustee of Price Family Charitable Trust
- -----------
1,446,164 TOTAL


8) Shared Voting Power

  625,125 by Sol Price as Director of Price Family Charitable Fund
    8,737 by Sol Price as Co-Trustee of Marion Brodie Trust
   36,575 by Sol Price as Co-Trustee of Dorothy Goldberg Trust
- -----------
  670,437 TOTAL

9) Sole Dispositive Power


  382,352 By Sol Price as Trustee of Sol & Helen Price Trust
  152,622 By Sol Price as Trustee of Price Charitable Remainder Trust 911,190 By Sol Price as Trustee of Price Family Charitable Trust
- -----------
1,446,164 TOTAL


10) Shared Dispositive Power


  625,125 by Sol Price as Director of Price Family Charitable Fund
    8,737 by Sol Price as Co-Trustee of Marion Brodie Trust
   36,575 by Sol Price as Co-Trustee of Dorothy Goldberg Trust
- -----------
  670,437 TOTAL


12) Exclusion of Shares

The reporting person disclaims beneficial ownership of the following shares:

  625,125 Held by Price Family Charitable Fund
    8,737 Held by Marion Brodie Trust
   36,575 Held by Dorothy Goldberg Trust
- -----------
  670,437 TOTAL

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                                                                     Page 4 of 6


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D



1.   SECURITY AND ISSUER

     PriceSmart, Inc.
     Common Stock
     Daniel T. Brockman, Senior V.P. - Finance
     and Chief Accounting Officer
     4649 Morena Blvd.
     San Diego, CA  92117

2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     No funds were used in connection with the acquisition of securities subject to this Schedule. See Item 4 for additional information.

4.   PURPOSE OF TRANSACTION

     Pursuant to a Distribution Agreement, dated as of August 26, 1997 (the "Distribution Agreement"), between Price Enterprises, Inc., a Delaware corporation ("PEI"), and PriceSmart, all of the issued and outstanding shares of PriceSmart Common Stock were distributed (the "Distribution") on August 29, 1997 to the holders of common stock, $.0001 par value per share, of PEI (the "PEI Common Stock"). Pursuant to the Distribution, each PEI stockholder received one share of PriceSmart Common Stock for every four shares of PEI Common Stock held by such person on August 15, 1997. No consideration was paid by the reporting person in connection with the acquisition pursuant to the Distribution of the shares of PriceSmart Common Stock subject to this Schedule.

     The purpose of the acquisition of PriceSmart common stock through the Distribution was for investment purposes only.

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (2,116,601 or 36.0%) is held as follows:

          - 382,352 shares by Sol Price as Trustee of Sol and Helen Price Trust U/T/D 2/20/70.

          - 152,622 shares by Sol Price as Trustee of Price Charitable Remainder Trust U/T/D 1/10/83.

          - 911,190 shares by Sol Price as Trustee of Price Family Charitable Trust U/T/D 3/10/84.

          - 625,125 shares by Sol Price as a Director of The Price Family Charitable Fund.

          -    8,737 shares by Sol Price as Co-Trustee of Marion Brodie
               Trust.

          -    36,575 shares by Sol Price as Co-Trustee of Dorothy Goldberg
               Trust.

          These shares include 670,437 shares of which the reporting person disclaims beneficial ownership.

          These shares do not include the 656,778 shares (approximately 11.17%) of PriceSmart common stock beneficially owned by Robert Price, the son of Sol Price.

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                                                                     Page 5 of 6


     b) The power to vote and the power to dispose of such shares is as follows:

          Sole power to vote or direct the vote:                     1,446,164

          Shared power to vote or direct the vote:                     670,437

          Sole power to dispose or direct the disposition:           1,446,164

          Shared power to dispose or direct the disposition:           670,437

     c) On August 29, 1997, Sol Price as Trustee of the Sol and Helen Price Trust U/T/D 2/20/70, acquired 382,352 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Trustee of the Price Charitable Remainder Trust U/T/D 1/10/83, acquired 152,622 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Trustee for the Price Family Charitable Trust U/T/D 3/10/84, acquired 911,190 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as a Director of The Price Family Charitable Fund (formerly the Sol & Helen Price Foundation), acquired 625,125 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Co-Trustee of the Marion Brodie Trust, acquired 8,737 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Co-Trustee of the Dorothy Goldberg Trust, acquired 36,575 shares of PriceSmart Common Stock through the Distribution.

          As a Director of The Price Family Charitable Fund (the "Fund"), Sol Price has shared voting and dispositive powers over the total of 625,125 shares held by the Fund. However, Sol Price disclaims beneficial ownership of such shares. As Co-Trustee of the Marion Brodie Trust, Sol Price has shared voting and dispositive powers over the 8,737 shares held by such trust. However, Sol Price disclaims beneficial ownership of such shares. As Co-Trustee of the Dorothy Goldberg Trust, Sol Price has shared voting and dispositive powers over the 36,575 shares held by such trust. However, Sol Price disclaims beneficial ownership of such shares.

     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

7.   EXHIBITS

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 5, 1997                     /s/ Sol Price
- ------------------------------        ----------------------------------
Date                                  Sol Price
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                                                                     Page 6 of 6



     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

7.   EXHIBITS

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 27, 1996                   /s/ Sol Price
- ------------------------------     ---------------------------------------------
Date                               Sol Price